February 16, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Laura McKenzie and Christina Chalk, Division of Corporation Finance, Office of Mergers & Acquisitions

Re:	Bristol-Myers Squibb Company RayzeBio, Inc. Schedule TO-T filed January 25, 2024 File No. 005-94159

Dear Ms. McKenzie and Ms. Chalk:

This letter responds to the comment letter dated February 14, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Tender Offer Statement on Schedule TO (the “Schedule TO”) of Bristol-Myers Squibb Company (“Parent”) and Rudolph Merger Sub Inc., a wholly owned subsidiary of Parent (“Purchaser”). Concurrently with our submission of this letter, Parent and Purchaser are filing an amendment to the Schedule TO, setting forth the changes described herein (the “TO Amendment”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

For the convenience of the Staff, Parent and Purchaser have reproduced in bold the text of the Staff’s comments, with their response immediately following each comment.

Schedule TO-T filed January 25, 2024

Source and Amount of Funds, page 24

1.
Disclose the existence of any alternative financing plans or arrangements in the event you do not have the necessary funds to pay the offer consideration and related fees and expenses. If there are none, so state. Refer to Item 1007(b) of Regulation M-A.

Response: Parent and Purchaser respectfully acknowledge the Staff’s comment and advise the Staff that the TO Amendment sets forth revised disclosure on pages 2 and 24 of the Offer to Purchase in response to the Staff’s comment.

Conditions to the Offer, page 45

2.
We note your disclosure in the first paragraph on page 47 that certain conditions “may be waived by Parent or Purchaser in whole or in part at any time and from time to time and in the sole discretion of Parent or Purchaser.” If an event occurs that implicates an offer condition, an offeror must promptly inform security holders whether it will waive the condition and continue with the Offer, or terminate the Offer based on that condition. In this respect, reserving the right to waive a condition “at any time and from time to time” is inconsistent with your obligation to inform security holders promptly if events occur that “trigger” an offer condition. Please revise here and later in the same paragraph, where you state that “failure by Parent, Purchaser or any other affiliate of Parent at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right . . . and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.”

Response: Parent and Purchaser respectfully acknowledge the Staff’s comment and confirm their intention to comply with applicable Commission rules and regulations. To that end, Parent and Purchaser hereby confirm that upon their discovery of any facts or circumstances that would give rise to an offer condition not being satisfied, they will undertake to promptly inform RayzeBio stockholders as to whether they will assert the condition and terminate the Offer, or waive it and continue with the Offer. Parent and Purchaser also advise the Staff that the TO Amendment sets forth revised disclosure on page 47 of the Offer to Purchase in response to the Staff’s comment.

3.
Refer to the following statement on page 47 in this section: “The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement.” This statement suggests there are additional conditions that will allow Parent and Purchaser to terminate the Offer. Please revise to describe all Offer conditions here, or revise.

Response: Parent and Purchaser respectfully acknowledge the Staff’s comment and confirm to the Staff that all Offer conditions have been disclosed in the Offer to Purchase and the Schedule TO. In addition, the TO Amendment sets forth revised disclosure on page 47 of the Offer to Purchase in response to the Staff’s comment.

Miscellaneous, page 50

4.
We note your disclosure that “[t]he Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any U.S. or foreign jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction.” While offer materials need not be disseminated into jurisdictions where it is impermissible to do so, please remove the implication that tendered shares will not be accepted from all stockholders. Refer to Rule 14d-10 and Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008).

Response: Parent and Purchaser respectfully acknowledge the Staff’s comment and advise the Staff that the TO Amendment sets forth revised disclosure on page 50 of the Offer to Purchase and in Exhibits (a)(1)(ii), (a)(1)(iv) and (a)(1)(v) to the Schedule TO in response to the Staff’s comment.

***

We appreciate the time and attention the Staff has dedicated to this matter. If you have any questions regarding the response in this letter, please do not hesitate to contact me at 609-439-6256.

Sincerely,

/s/ Kimberly Jablonski
Kimberly Jablonski
Corporate Secretary

cc: Sandra Leung, Executive Vice President & General Counsel, Bristol-Myers Squibb Company
Catherine J. Dargan, Esq., Covington & Burling LLP
Michael J. Riella, Esq., Covington & Burling LLP
Kerry S. Burke, Esq., Covington & Burling LLP
Kyle Rabe, Esq., Covington & Burling LLP